ADVANCE NOTICE OF ANNUAL GENERAL MEETING

TAKE NOTICE that the 2003 Annual General Meeting of the members of the following reporting issuers (collectively the “Companies” and individually the “Company”) will be held on the respective meeting dates, with the record dates for determining those members entitled to receive notice of and vote at each meeting, as set out below:

Company	Meeting Date	Record Date
Avino Silver & Gold Mines Ltd	July 17, 2003	June 6, 2003

Berkley Resources Inc.	June 19, 2003	May 5, 2003

Bralorne-Pioneer Gold Mines Ltd	July 17, 2003	June 6, 2003

Coral Gold Corp.	July 17, 2003	June 6, 2003

Gray Rock Resources Ltd.	June 19, 2003	May 5, 2003

Levon Resources Ltd.	August 21, 2003	July 11, 2003

Mill Bay Ventures Inc.	October 23, 2003	September 9, 2003

Written nomination for directors signed by members holding in the aggregate not less than 10% of the issued shares of the respective companies are hereby invited. If any such nomination is delivered to #1750, 1185 West Georgia Street, Vancouver, BC, V6E 4E6, the registered office for the Company, accompanied by the information as to the nominee required to be furnished in the Information Circular, that Company will include the name of the nominee in the Information Circular and the form of Proxy sent by Management of the Company pursuant to Section 177 and 178 of the Company Act. A person may be disqualified from becoming a director by Section 138 of the Company Act. No additional qualifications are imposed by the Articles of the Companies.

BY ORDER OF THE RESPECTIVE BOARD OF DIRECTORS OF THE COMPANIES.